

April 17, 2014

Elaine E. Richards
U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91746

Re: FundX Investment Trust
        SEC File Numbers: 333-194652; 811-22951

Dear Ms. Richards:

        We have reviewed the registration statement filed on Form N-1A on March 18, 2014, on behalf of FundX Investment Trust (the "Trust"). The registration statement has six series: FundX Upgrader Fund, FundX Flexible Income Fund, FundX Conservative Updgrader Fund, FundX Aggressive Upgrader Fund, FundX Tactical Upgrader Fund and FundX Tactical Total Return Fund (each a "Fund," and collectively, "Funds"). We have the following comments.

GENERAL COMMENTS

        1.   We note that portions of the disclosure have been left blank. We expect to have further comments when you supply the omitted information in a pre-effective amendment, on disclosure made in response to this letter and on exhibits added in a pre-effective amendment.

PROSPECTUS

FundX Upgrader Fund

Fees and Expenses of the Fund (page 1)

        2.   Please include a sentence in footnote 1 (and other appropriate disclosure throughout the Prospectus) disclosing that, to the extent that the Fund incurs expenses excluded from the Expense Cap, net operating expenses of the Fund may be higher than the Expense Cap. This comment applies to all Funds.

Example (page 1)

      3.   As currently disclosed in the Examples for other Funds having an Expense Cap, please add the following disclosure to the end of the third sentence in the paragraph preceding the Upgrader Fund's Example: "(taking into account the Expense Cap for the first year only)."

Portfolio Turnover (page 3)

      4.   Please revise this disclosure to follow the wording prescribed by Item 3 of Form N-1A by, among other things, deleting the first sentence. Pursuant to General Instruction C3(b) of Form N-1A, Item 3 disclosure may not include disclosure other than that required or permitted by that Item.   This comment applies to all Funds.

Principal Investment Strategies (page 3)

      5.   Please enhance the disclosure to describe, to the extent possible, what types of derivatives Underlying Funds (particularly Aggressive Equity Underlying Funds) may use, and how they are used (*e.g.*, speculative purposes). We note that the current disclosure only provides that Underlying Funds may use "complex investment techniques." This comment applies to all Funds.

      6.   Please consider moving the discussion of temporary defensive strategies to the Item 9 disclosure. This comment applies to all Funds.

Principal Risks - Leverage (page 4)

      7.   Please enhance this disclosure to provide a complete summary of leverage risk (*e.g.*, potential for greater losses, etc.). This comment applies to all Funds.

<u>FundX Flexible Income Fund</u>

Principal Risks (pages 9)

      8.   In light of the Federal Reserve Board's tapering of quantitative easing and the possible rise in interest rates, along with changes in the size and structure of the bond market (see generally IM Guidance Update No. 2014-1 (January 2014)), please consider separate risk disclosure addressing the possibility of heightened volatility, reduced liquidity and valuation difficulties that may impact fixed income markets. In addition, please consider expanded disclosure addressing these risks under Principal Risks beginning on page 41.

<u>FundX Tactical Upgrader Fund</u>

Principal Investment Strategies (page 26)

      9.   With respect to this Fund's use of options, please expand the disclosure to briefly describe the specific types of options techniques that the Fund intends to use. In connection with this disclosure, please consider the staff's observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to

Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf. This comment also applies to the Tactical Total Return Fund.

Principal Risks (page 26)

10.   Please include separate risk disclosure specific to the Fund's options strategy. This comment also applies to the Tactical Total Return Fund.

FundX Tactical Total Return Fund

Principal Investment Strategy (page 32)

11.   Please consider removing the second paragraph on this page. We note that both the second and third paragraphs describe hedging techniques; however, the third paragraph appears more appropriately tailored to the Tactical Total Return Fund, as it also references the Fund's hedging of bond market exposure.

12.   Please confirm in your response that options are the only means by which the Fund will seek to hedge its bond market exposure.   If the Fund will use other instruments, please include appropriate investment strategy and risk disclosures.

General Disclosure (All Funds)

More About the Funds' Investment Objectives, Strategies and Risks – Principal Investment Strategies (page 36)

13.   The disclosure currently provides that, "the Advisor may also invest in… institutional or other mutual funds that are not available to the general public, but are available to the Advisor." In your response, please confirm whether this includes hedge funds and other types of unregistered funds (*e.g.*, private equity funds). If so, please include disclosure in each Fund's summary section (and elsewhere, as appropriate), which should address (among other things) liquidity and valuation risk, along with the limitations on such investments (*i.e.*, 15% of net assets).

Additional Information About the FundX Upgrader Funds' Investment (page 41)

14.   With respect to the disclosure discussing limits on investments in Underlying Funds imposed by the Investment Company Act of 1940, consider expanding the disclosure to discuss investments in money market funds in reliance on Rule 12d1-1, which would facilitate the Funds' temporary defensive positioning.

Principal Risks – Emerging Markets Risk (page 42)

15.   Please expand this disclosure to include nationalization, embargo, expropriation and acts of war. In addition, enhance the disclosure with respect to emerging market countries' securities markets to describe the risks associated with clearance, settlement and custody.

Principal Risks – Sector Emphasis Risk (page 43)

16.   This section provides that it is anticipated that certain Funds will invest in Underlying Funds with focused investments or that have a particular emphasis on one or more industries or sectors. With respect to the Tactical Fund and Tactical Total Return Fund, explain in your response why this disclosure is consistent with the fourth non-fundamental investment restriction described on page B-25 of the Statement of Additional Information (the "SAI"), which provides that neither Fund will invest in any Underlying Fund if, as a result of such investment, the securities held by the Underlying Fund and the securities held by all other Underlying Funds in the Fund's portfolio, would cause the Fund to become concentrated (more 25% of its net assets) in any one industry or group of industries.

Principal Risks – Derivatives Risk (page 43)

17.   Please expand this risk disclosure to address recent regulatory developments with respect to the use of swaps, namely the new requirements relating to the central clearing of swaps under the Dodd-Frank Wall Street Reform and Consumer Protection Act, which may affect an Underlying Fund's ability to enter into swap agreements. This comment also applies to the disclosure on page B-18 of the SAI.

Principal Risks – Options Risk (page 43)

18.   With respect to the Tactial Fund and Tactical Total Return Fund, the fourth sentence states, "[e]ach Fund may employ [options] techniques speculatively to enhance returns and not merely as hedging tools." This statement is inconsistent with the Funds' principal investment strategy disclosure, which contemplates that these instruments will only be used for hedging purposes. Similarly, each Fund's summary risk disclosure relating to options does not address the speculative use of these instruments. If these Funds do intend to use options for speculative purposes, please expand the principal investment strategy disclosure and summary risk disclosure accordingly. This comment also applies to the disclosure on page B-14 of the SAI.

Management of the Funds – Fund Expenses (page 47)

19.   For purposes of completeness, please consider disclosing the Expense Cap for all Funds in the first paragraph, which currently only discloses the Expense Cap for the Flexible Income Fund. This comment also applies to the disclosure on page B-36 of the SAI.

Management of the Funds – The Trust (page 48)

     20.   The disclosure currently provides, "[o]ther than the Funds discussed in this Prospectus, the Funds do not hold themselves out as related to any other series of the Trust for purposes of investment and advisory services, nor do they share the same investment advisor with any other series." Please confirm whether this statement is relevant to this new Trust and, if not, please delete.

Index Descriptions (page 59)

     21.   The Dow Jones Global Index does not appear to be a market index for any of the Funds included in this Prospectus. If this Index is not otherwise relevant, please remove this reference.

STATEMENT OF ADDITIONAL INFORMATION

The Trust (page B-3)

     22.   Please clarify the following disclosure: "The predecessor FundX Upgrader Fund, a series of the Trust for Investment Managers commenced operations on June 20, 2002. The predecessor FundX Upgrader Fund commenced operations on November 1, 2001."

Investment Policies and Risks – Recent Regulatory Events (page B-5)

     23.   The disclosure provides that the Funds have claimed no-action relief from CFTC registration available to funds of funds. In your response, please undertake that the Funds will comply with the conditions of such relief.

Investment Restrictions – The Tactical Fund and the Tactical Total Return Fund (B-24)

     24.   With respect to fundamental investment restriction 2(b), please insert "margin" after "variation."

     25.   In the fourth non-fundamental investment restriction, concentration is defined as "more than 25%." However, throughout the fundamental investment restriction disclosure, concentration is described as "25% or more." Please revise the disclosure for consistency.

Trustees and Executive Officers – Additional Information Concerning the Board of Trustees – Board Structure, Leadership (B-29)

     26.   This disclosure indicates that all trustees are Independent Trustees; however, the table on page B-28 discloses Janet Brown (an interested trustee) as Chair. Please revise the disclosure for consistency. In addition, if the Chair will be interested (as currently disclosed in the table), please add disclosure explaining whether the Trust will have a lead independent trustee and what specific role the lead independent trustee will play in the leadership of the Trust.

* * * * *

Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * *

Should you have any questions regarding this letter, please contact me at (202) 551-6967.

Sincerely,
Derek B. Newman